Exhibit 99.1

LAIX Inc. Announces First Quarter 2020 Unaudited Financial Results

SHANGHAI – (BUSINESS WIRE) – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operating Highlights

•	Net revenues were RMB228.3 million (US$32.2 million), a 9.9% decrease from RMB253.3 million for the first quarter of 2019.

•	Gross billings[1] were RMB352.7 million (US$49.8 million), an 8.5% decrease from RMB385.5 million for the first quarter of 2019.

•	Gross margin was 65.5%, compared with 76.4% for the first quarter of 2019.

•	Approximately 0.9 million paying users purchased the Company’s courses and services for the first quarter of 2020, compared with approximately 1.1 million paying users for the first quarter of 2019.

•	Total cumulative registered users were 179.7 million as of March 31, 2020, compared with 161.6 million total cumulative registered users as of December 31, 2019.

Management Comments

“2020 began with a solid first quarter thanks to our online business model, which was able to mostly withstand widespread COVID-19 related disruptions to the overall Chinese economy. By continuing to deliver a great learning experience for our users, we were able to drive further growth in traffic and achieve net revenues of RMB228.3 million, beating the high end of our previous guidance range by 9%. We have been working for many years to not only build an effective business model, but a durable one, capable of persistent and healthy growth. Our first quarter performance demonstrates that such model works and reflects both the popularity of our products and our continued leadership in China’s AI-powered English learning market,” said Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

“We were also pleased to see first quarter gross billings further rebounding, on track to restore user growth to the levels before the impact of the tightened WeChat moments sharing policy. On a sequential basis, total gross billings for the first quarter increased by 3% while sales and marketing expenses decreased by 1%, a clear and continued demonstration of the higher efficiency we’ve accomplished in our sales and marketing spending.

“With our course offerings already a top choice for adult language learners in China, our goal now is to penetrate the kids’ market and establish LAIX as a one-stop shop for young English learners, fortifying our commitment to providing ‘education for all, starting from English.’ Our first kids’ phonics course launched in early 2019 has garnered considerable popularity among hundreds of thousands of Chinese kids. We launched our Jump Start course for kids aged 6-9 in early March and an alternative beginner course for young kids aged 3-6 in April, both tailored to the specific learning needs of children at different ages. Our kids courses have received very positive feedback, giving us firm confidence in actively investing in and pursuing this age group.

“Looking ahead, while our overall business was impacted by the COVID-19 pandemic in the first quarter to a relatively limited extent, the remote work schedule we implemented for our employees as part of our safety and health measures is expected to result in some degree of overall productivity loss. At the same time, we are witnessing accelerated penetration and greater value recognition of online learning in general. I believe these unprecedented times will prove to be an inflection point for online learning companies, bringing both opportunity as well as increased competition. In particular, we are expecting to see increased user acquisition costs driven by increased competition for online traffic this summer. However, we have been preparing for this trend and will take appropriate actions to optimize our marketing strategy with a focus on extracting the most value out of our total user acquisition spending. Throughout the remainder of 2020, we will continue to enrich our product offerings and extend the reach of our superior, effective and efficient learning experience to more adult and young language learners, as well as to strengthen our brand and leadership position,” concluded Dr. Wang.

“We are pleased with our first quarter performance which was primarily driven by healthy quarter-over-quarter paying user growth due to both our engaging products and diverse offerings, as well as increased demand for online learning during the COVID-19 pandemic. In addition, improving our operating efficiencies has remained one of our important focus areas. We look forward to further improvements in our cost structure, as we leverage our AI-enabled operating systems, systematic training programs and upgraded productivity incentives for operating personnel. As we continue to offer our growing user base an ever-expanding and superior suite of products and services, we are also making every effort to keep improving our bottom line,” said Mr. Bing Sun, Chief Financial Officer of LAIX.

First Quarter 2020 Financial Results

Net Revenues

Net revenues for the first quarter of 2020 were RMB228.3 million (US$32.2 million), a 9.9% decrease from RMB253.3 million for the same quarter last year. The decrease was primarily attributable to a decrease in the number of paying users as a result of the tightened sharing policy on WeChat moments.

Cost of Revenues

Cost of revenues for the first quarter of 2020 was RMB78.8 million (US$11.1 million), a 32.0% increase from RMB59.7 million for the same quarter last year. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2020 was RMB149.5 million (US$21.1 million), a 22.8% decrease from RMB193.6 million for the same quarter last year.

Gross margin for the first quarter of 2020 was 65.5%, compared with 76.4% for the same quarter last year.

Operating Expenses

Total operating expenses for the first quarter of 2020 were RMB346.1 million (US$48.9 million), a 31.2% increase from RMB263.8 million for the same quarter last year, with expenses increase primarily resulting from business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the first quarter of 2020 were RMB264.7 million (US$37.4 million), a 36.7% increase from RMB193.6 million for the same quarter last year. The increase was primarily due to increases in channel and marketing expenses. Sales and marketing expenses as a percentage of net revenues increased to 115.9% for the first quarter of 2020, compared with 76.4% for the same quarter last year.

Research and development expenses for the first quarter of 2020 were RMB59.2 million (US$8.4 million), an 18.3% increase from RMB50.1 million for the same quarter last year. Research and development expenses as a percentage of net revenues increased from the same quarter last year, representing 25.9% of net revenues for the first quarter of 2020, compared with 19.8% for the same quarter last year.

General and administrative expenses for the first quarter of 2020 were RMB22.1 million (US$3.1 million), a 10.4% increase from RMB20.0 million for the same quarter last year, primarily due to increases in salaries and benefits for general and administrative personnel. General and administrative expenses were 9.7% of net revenues for the first quarter of 2020, compared with 7.9% for the same quarter last year.

Loss from Operations

Loss from operations for the first quarter of 2020 was RMB196.5 million (US$27.8 million), compared with RMB70.1 million for the same quarter last year due to the aforementioned reasons including the impact of tightened sharing policy on WeChat moments, general business growth and user base expansion.

Adjusted EBITDA2

Adjusted EBITDA for the first quarter of 2020 was a loss of RMB182.5 million (US$25.8 million), compared with an adjusted EBITDA loss of RMB52.1 million for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Foreign exchange related (losses) / gains, net

Foreign exchange loss was RMB2.3 million (US$0.3 million) in the first quarter of 2020, compared with a foreign exchange gain of RMB0.7 million for the same quarter last year.

Net Loss

Net loss for the first quarter of 2020 was RMB197.0 million (US$27.8 million), compared with RMB67.3 million for the same quarter last year.

Adjusted net loss3 for the first quarter of 2020 was RMB189.2 million (US$26.7 million), compared with RMB54.5 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the first quarter of 2020 was RMB3.99 (US$0.56), compared with RMB1.40 for the same quarter last year.

Balance Sheet

As of March 31, 2020, the Company’s cash, cash equivalents, restricted cash and short-term investments totaled RMB459.4 million (US$64.9 million), compared with RMB552.6 million as of December 31, 2019.

The Company had deferred revenues of RMB820.7 million (US$115.9 million) as of March 31, 2020, compared with RMB696.0 million as of December 31, 2019.

[3]	“Adjusted net loss” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Impact of the Recently Adopted Major Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326),” which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company adopted the new standard effective January 1, 2020 on a modified retrospective basis and did not restate comparative periods. The impact of new standard was immaterial to the Company.

Outlook

For the second quarter of 2020, the Company currently expects:

•	Net revenues to be between RMB240.0 million to RMB260.0 million, which would represent a decrease of approximately 13.2% to 5.9% from RMB276.4 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 26, 2020 (9:00 AM Beijing/Hong Kong time on May 27, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308
International:	+1-647-689-5527
China:	400-048-6136
China, Domestic:	400-043-3098
Hong Kong:	+852-5803-0358
Conference ID:	2831889

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	281,166	186,070	26,278
Restricted cash	1,816	2,625	371
Short-term investments	269,643	270,732	38,235
Accounts receivable, net	7,360	20,408	2,882
Prepayments and other current assets	86,787	116,856	16,503

Total current assets	646,772	596,691	84,269

Non-current assets:
Property and equipment, net	71,637	65,849	9,300
Investment in equity fund	5,919	6,201	876
Intangible assets, net	15,541	15,821	2,234
Operating lease right-of-use assets, net	155,525	119,869	16,929
Other non-current assets	8,447	8,116	1,146
Deferred tax assets	15,336	15,336	2,166

Total non-current assets	272,405	231,192	32,651

Total assets	919,177	827,883	116,920

LIABILITIES
Current liabilities:
Accounts payable	137,684	143,264	20,233
Deferred revenue	695,971	820,701	115,905
Salary and welfare payable	153,969	148,513	20,974
Tax payable	74,340	74,182	10,476
Operating lease liability, current	37,009	29,804	4,209
Accrued liabilities and other current liabilities	15,444	18,937	2,674

Total current liabilities	1,114,417	1,235,401	174,471

Non-current liabilities:
Operating lease liability, non-current	117,124	88,048	12,435
Other non-current liabilities	12,441	12,389	1,750

Total non-current liabilities	129,565	100,437	14,185

Total liabilities	1,243,982	1,335,838	188,656

Shareholders’ equity/(deficit)
Class A Ordinary shares	208	209	30
Class B Ordinary shares	121	121	17
Subscriptions receivable from founding shareholders	(122)	(122)	(17)
Treasury Stock	(10,730)	(12,250)	(1,730)
Additional paid-in capital	1,167,884	1,176,484	166,151
Accumulated other comprehensive income	29,483	36,259	5,121
Accumulated (deficit)	(1,511,649)	(1,708,656)	(241,308)

Total shareholders’ equity/(deficit)	(324,805)	(507,955)	(71,736)

Total liabilities and shareholders’ equity/(deficit)	919,177	827,883	116,920

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31 2019	December 31 2019	March 31 2020
	RMB	RMB	RMB	US$
Net revenues	253,304	231,390	228,338	32,247
Cost of revenues	(59,690)	(77,135)	(78,799)	(11,129)

Gross profit	193,614	154,255	149,539	21,118

Operating expenses:
Sales and marketing expenses	(193,628)	(266,855)	(264,740)	(37,388)
Research and development expenses	(50,079)	(53,182)	(59,219)	(8,363)
General and administrative expenses	(20,047)	(47,672)	(22,139)	(3,127)

Total operating expenses	(263,754)	(367,709)	(346,098)	(48,878)

Other operating income	—	2,390	18	3
Loss from operations	(70,140)	(211,064)	(196,541)	(27,757)

Other income/(expenses):
Interest income	301	9,845	683	96
Foreign exchange related gains/(losses), net	699	1,084	(2,319)	(328)
Change in fair value of short-term investment	2,123	(5,705)	517	73
Other income, net	(227)	1,905	682	96
Loss before income taxes expenses	(67,244)	(203,935)	(196,978)	(27,820)

Income tax expenses	(28)	(1,635)	(29)	(4)

Net loss	(67,272)	(205,570)	(197,007)	(27,824)

Net loss attributable to LAIX Inc.’s ordinary shareholders	(67,272)	(205,570)	(197,007)	(27,824)

Net loss	(67,272)	(205,570)	(197,007)	(27,824)
Other comprehensive (loss)/income
—Foreign currency translation adjustment, net of nil tax	(13,770)	(7,213)	6,776	957

Comprehensive loss	(81,042)	(212,783)	(190,231)	(26,867)

Net loss per Class A and Class B ordinary shares
—Basic and Diluted	(1.40)	(4.15)	(3.99)	(0.56)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	47,952,231	49,581,163	49,359,565	49,359,565

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars(“US$”)

except for percentage data)

	Three months ended
	March 31 2019	December 31 2019	March 31 2020
	RMB	RMB	RMB	US$
Net loss	(67,272)	(205,570)	(197,007)	(27,824)
Add:
Share-based compensation expenses	12,820	3,233	7,774	1,098
Depreciation of property, plant and equipment and amortization of Intangible assets	2,438	7,962	7,347	1,038
Amortization of prepaid interest expense and service fees to loan companies	160	3	—	—
Impairment loss	—	6,857	—	—
Income tax expenses	28	1,635	29	4
Subtract:
Interest income	(301)	(9,845)	(683)	(96)

Adjusted EBITDA	(52,127)	(195,725)	(182,540)	(25,781)

Net loss	(67,272)	(205,570)	(197,007)	(27,824)
Add back:
Share-based compensation expenses	12,820	3,233	7,774	1,098

Adjusted net loss	(54,452)	(202,337)	(189,233)	(26,726)